SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 [d] OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                          to

Commission file number 1-10890

HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

(Full title of the Plan)

HORACE MANN EDUCATORS CORPORATION

1 Horace Mann Plaza, Springfield, Illinois 62715

Registrant’s telephone number, including area code:

(217) 789-2500

(Name, Address and Telephone Number of Issuer)

REQUIRED INFORMATION

Financial Statements:

Item 4.  In lieu of the requirements of Items 1-3, audited statements and schedule are prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2011 and 2010, and are presented on pages 2 through 14.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2011 and 2010

with Report of Independent Registered Public Accounting Firm

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Financial Statements and Supplemental Schedule

Years ended December 31, 2011 and 2010

Report of Independent Registered Public Accounting Firm

Pension Committee and the Board of Directors

Horace Mann Educators Corporation:

We have audited the accompanying statements of net assets available for benefits of the Horace Mann Supplemental Retirement and Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011, is presented for the purpose of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Chicago, Illinois

June 28, 2012

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments:
Group Annuity Contract:
Mutual funds, at fair value	$57,259,493	$63,204,868
Fixed fund	48,445,733	46,936,752
Horace Mann Educators Corporation Common Stock, at fair value	3,077,689	5,051,340

Total investments	108,782,915	115,192,960
Notes receivable from participants	2,139,119	2,205,840
Accrued interest	178,787	180,544
Cash	269,665	234,359

Total assets	111,370,486	117,813,703

Liabilities
Accrued administrative expenses	106,894	94,070

Net assets available for benefits	$111,263,592	$117,719,633

See accompanying notes to financial statements.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Investment income:
Net unrealized appreciation (depreciation) of investments	$(4,619,499)	$8,684,383
Net realized appreciation of investments	1,566,922	2,449,171
Interest	2,212,707	2,208,013
Dividends	113,664	96,485

	(726,206)	13,438,052
Contributions:
Employer	2,855,996	3,011,488
Participants	6,463,496	6,149,714

Total additions	8,593,286	22,599,254

Deductions from net assets attributed to:
Benefits paid to participants	(14,679,823)	(16,615,444)
Administrative fees	(369,504)	(598,184)

Total deductions	(15,049,327)	(17,213,628)

Net increase (decrease) during year	(6,456,041)	5,385,626

Net assets available for benefits
Beginning of year	117,719,633	112,334,007

End of year	$111,263,592	$117,719,633

See accompanying notes to financial statements.

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(1)	General Plan Information

(a)	Description of the Plan

The Horace Mann Supplemental Retirement and Savings Plan (the Plan) is sponsored by Horace Mann Service Corporation (HMSC) which is a wholly owned subsidiary of Horace Mann Educators Corporation (HMEC). HMSC and HMEC are collectively referred to as the Company. The following brief description of the Plan is provided for general information purposes. Readers should refer to the actual Plan document or the employee summary plan description for additional information.

The Plan is a defined-contribution 401(k) plan covering all employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Plan changed recordkeepers from Aon/Hewitt to Mercer effective January 1, 2012. The change in recordkeeper resulted in a blackout period from December 28, 2011 to January 8, 2012. During the blackout period, participants were unable to direct or reallocate investments, obtain loans, or obtain distributions from the Plan.

(b)	Contributions and Vesting

All employees hired after January 1, 2008, are subject to the Plan’s “auto-enrollment” provision which provides for an automatic 3% deferral of their eligible compensation. However, new hires or other participants can elect to decrease or stop their contributions at any time. Participants can also voluntarily elect to defer up to 20% of their eligible earnings (subject to statutory limits). Contributions are self-directed by the participant to any or all of 22 investment options. If a participant does not designate an investment option, their contributions default to an appropriate Lifecycle Fund based on the participant’s attained age at the time of the deferral. All employee contributions and associated investment results are considered 100% vested.

Currently, the Company contributes 3% of each eligible employee’s compensation to the Plan which is 100% vested at the time of contribution. Based on the current Company contribution level and immediate vesting, the Plan is considered in “safe harbor” and is not subject to discrimination testing requirements. Investment of Company contributions are directed by the participant as described above.

In accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001, eligible compensation for purposes of contributions was limited to $245,000 in both 2011 and 2010.

The total pre-tax participant contributions were limited to $16,500 in both 2011 and 2010. The limit will be subject to adjustments to reflect increases in the cost of living pursuant to Section 402(g) of the Internal Revenue Code. Participating employees who reached age 50 or older during the Plan year have the opportunity to make pretax, catch-up contributions subject to federal limits, which were $5,500 in both 2011 and 2010.

(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(c)	Participant Accounts and Benefits

Each participant’s account is credited with the participant’s contribution, the Company’s contribution, an allocation of Plan investment earnings and charged with an allocation of administrative expenses. The benefit to which a given participant is entitled is the benefit that can be provided from that participant’s vested account. A participant subaccount is maintained in each of the investment funds in which a participant chooses to invest. There were 2,380 and 2,552 participants at December 31, 2011 and 2010, respectively.

(d)	Trust Agreement

Except for participant loans, all Plan assets are in a Master Trust held by The Northern Trust Quantitative Advisors, Inc. The Master Trust also includes the specifically identified assets of the HMSC Money Purchase Pension Plan. At December 31, 2011 and 2010, the assets of the Plan represent 43% and 44% of the total assets in the Master Trust. The assets of the Plan are participant-directed investments and are deposited in a Horace Mann Life Insurance Company (HMLIC) Group Annuity Contract in the fixed account and in an individual separate account, (Horace Mann Life Insurance Company 401(K) Separate Account), or HMEC Common Stock.

The Putnam VIT Vista Fund merged into the Putnam VT Multi-Cap Growth Fund on September 24, 2010. The Putnam VT Multi-Cap Growth Fund replaced the Putnam VIT Vista Fund as an investment option on the effective date of the Putnam merger.

(e)	Transfers, Withdrawals, and Final Distributions

Participants may transfer all or a portion of their account balance between the various investment funds on a daily basis. Participant withdrawals and final distributions (as allowed under the Plan) are permitted on a weekly basis.

(f)	Notes Receivable From Participants

Participants may borrow a minimum of $1,000 up to a maximum of 50% of their vested account balance but no more than $50,000. The minimum term for a loan is 12 months and the maximum is 60 months (180 months for primary residence loans). Participants may have up to two active loans at one time. A $65 loan administration fee is deducted from the participant’s loan proceeds. Loans totaling $2,139,119 and $2,205,840 from 330 and 313 active participants were outstanding at December 31, 2011 and 2010, respectively. Interest rates charged on loans ranged from 4.25% to 9.25% in both 2011 and 2010. The loans are secured by the balance in the participant’s account and are carried at amortized cost.

(g)	Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA.

(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The fixed fund is carried in the Statement of Net Assets Available for Benefits at contract value which approximates the fair value of this insurance contract. Changes in the investment in the fixed fund are recorded in the Statement of Changes in Net Assets Available for Benefits on a contract value basis.

(b)	Investment Valuation and Income Recognition

The Plan’s investment balances are carried on the Statements of Net Assets Available for Benefits as follows: Quoted market prices are used to value investments in common stock; shares of mutual funds held by the separate account are valued at the accumulated unit value of shares held by the Plan at year-end; and investments in the fixed fund are carried at contract value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on an accrual basis. Dividend income is recognized when dividends are declared and paid.

(c)	Net Appreciation of Investments

In the statements of changes in net assets available for benefits, the Plan presents the net appreciation (depreciation) in the carrying amount of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Plan Expenses

The Plan pays Plan administrative expenses, consisting primarily of recordkeeping, trustee, audit, and legal fees. All investment fees have been included in the quarterly performance gains or losses reported for individual Plan funds.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Use of Estimates

The preparation of the Plan’s financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect (1) the reported amounts of net assets available for benefits at the date of the financial statements and (2) the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(g)	Risks and Uncertainties

The Plan provides for investments in mutual funds and Horace Mann Educators Corporation common stock. Investment securities are exposed to various risks including, but not limited to, interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants account balances and the amounts reported in the statements of net assets available for benefits.

(h)	Subsequent Events

The Company has evaluated subsequent events through June 28, 2012, the date these financial statements were issued. There were no material subsequent events.

(i)	Reclassification of Prior Year

The Plan has reclassified the presentation of certain prior period information to conform with the 2011 presentation.

(3)	Investments

(a)	HMLIC Group Annuity Contract (Fixed Account and Separate Account)

Fixed Account

Within the HMLIC Group Annuity Contract, participants may invest in a fixed interest rate fund. Plan assets invested in this fixed interest rate fund are guaranteed by HMLIC and, as a result, are presented in the financial statements at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals by participants.

The actual credited interest rate on the group annuity contract was 4.50% for the years ended December 31, 2011 and 2010. The minimum guaranteed annual interest rate per the group annuity contract is 4.50%. The actual credited interest rate may be reset by HMLIC with 30 days advance notice.

HMLIC 401(K) Separate Account

The investments of the underlying mutual funds are primarily common stocks, U.S. government and corporate bonds, and short-term commercial paper. Investments in the funds are reported at fair value using the accumulated unit value method (AUV).

(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Total annual returns for each of the mutual funds were as follows:

	2011	2010
	(Unaudited)
HMLIC 401(k) Separate Account:
Wilshire VIT Equity Fund-HM Shares	(3.22)%	11.2%
Wilshire VIT Balanced Fund-HM Shares	(1.01)	10.5
Fidelity VIP Mid Cap Portfolio	(11.18)	28.1
Wilshire VIT Variable Ins Tr 2035 Moderate Fund	(2.02)	12.3
Wilshire VIT Small Cap Growth Fund- HM Shares	(0.93)	25.8
T. Rowe Price Small Cap Value Fund	(1.23)	24.5
Wilshire VIT Income Fund-HM Shares	6.45	8.7
Wilshire 5000 Index Portfolio	0.07	16.3
Fidelity VIP Growth Portfolio	(0.38)	23.4
T. Rowe Price Small Cap Stock Fund	(0.70)	31.8
Wilshire Large Company Growth Portfolio	(1.42)	19.1
Fidelity VIP Overseas Portfolio	(17.64)	12.4
Wilshire VIT International Equity Fund- HM Shares	(14.05)	9.6
Wilshire VIT Variable Ins Tr 2025 Moderate Fund	(0.09)	11.5
Wilshire VIT Socially Responsible Fund- HM Shares	(1.81)	11.3
Wilshire VIT Variable Ins Tr 2015 Moderate Fund	1.21	11.1
Wells Fargo Advantage Opportunity Fund	(5.86)	23.3
Davis Value Portfolio	(4.52)	12.3
Putnam VT Multi-Cap Growth Fund	(5.42)	19.6
J.P. Morgan Insurance Trust US Equity Portfolio	(2.22)	13.2

(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(b)	HMEC Common Stock

The Plan’s HMEC Common Stock at December 31, 2011 and 2010 consisted of 224,485 shares and 280,008 shares, respectively, of HMEC common stock, which is traded on the New York Stock Exchange under the symbol HMN. This investment is presented in the financial statements at fair value with a quoted market price at December 31, 2011 and 2010 of $13.71 and $18.04 per share, respectively.

Total annual returns for investments in the HMEC Common Stock were as follows:

Annual Investment Returns
1 Year
2011	2010
(30.2)%	32.2%

(c)	Appreciation/(Depreciation) of Investments

The Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in value during 2011 and 2010 as follows:

	2011	2010
Mutual funds	$(1,887,383)	$9,637,379
Common Stock	(1,165,194)	1,496,175

	$(3,052,577)	$11,133,554

(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(d)	Assets held by Plan

The following presents investments held at December 31, 2011 and 2010:

Description of Investment	2011	2010
HMLIC 401(k) Separate Account:
Wilshire VIT Equity Fund-HM Shares*	$6,372,016	$7,191,680
Wilshire VIT Balanced Fund-HM Shares	5,030,346	5,479,263
Fidelity VIP Mid Cap Portfolio	4,618,385	6,257,555
Wilshire VIT Variable Ins Tr 2035 Moderate Fund	3,573,850	2,934,379
Wilshire VIT Small Cap Growth Fund- HM Shares	3,569,876	4,138,468
T. Rowe Price Small Cap Value Fund	3,547,066	4,296,072
Wilshire VIT Income Fund-HM Shares	3,540,069	2,672,036
Wilshire 5000 Index Portfolio	3,270,876	3,840,043
Fidelity VIP Growth Portfolio	3,213,888	3,167,358
T. Rowe Price Small Cap Stock Fund	2,783,530	3,407,933
Wilshire Large Company Growth Portfolio	2,488,681	3,041,532
Fidelity VIP Overseas Portfolio	2,280,342	2,888,104
Wilshire VIT International Equity Fund- HM Shares	2,249,859	2,889,068
Wilshire VIT Variable Ins Tr 2025 Moderate Fund	2,091,964	1,841,465
Wilshire VIT Socially Responsible Fund- HM Shares	1,892,693	2,213,597
Wilshire VIT Variable Ins Tr 2015 Moderate Fund	1,822,076	1,463,414
Wells Fargo Advantage Opportunity Fund	1,624,598	1,905,438
Davis Value Portfolio	1,372,894	1,470,876
Putnam VT Multi-Cap Growth Fund	969,441	1,118,211
J.P. Morgan Insurance Trust US Equity Portfolio	947,043	988,376

Total funds	57,259,493	63,204,868

HMLIC Fixed Account*	48,445,733	46,936,752
Horace Mann Educators Corporation Common Stock	3,077,689	5,051,340

	$108,782,915	$115,192,960

*Represents 5% or more of the Plan’s net assets held at year end.

(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Fair Value of Financial Instruments

Fair Value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include fixed maturity and equity securities (both common stocks and preferred stocks) that are traded in an active exchange market, as well as U.S. Treasury securities.

Level 2	Unadjusted observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities. Level 2 assets and liabilities include fixed maturity securities with quoted prices that are traded less frequently than exchange-traded instruments. This category generally includes certain U.S. Government and agency mortgage-backed securities, non-agency structured securities, corporate fixed maturity securities, and preferred stocks.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private debt and equity investments.

When the inputs used to measure fair value fall within different levels of the hierarchy, the level within which fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement in its entirety. As a result, a Level 3 fair value measurement may include inputs that are observable (Level 1 or Level 2) and unobservable (Level 3). Net transfers into or out of Level 3 are reported as having occurred at the end of the reporting period in which the transfers were determined.

(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value in the accompanying Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010.

	Assets at Fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$3,077,689	$—	$—	$3,077,689

Mutual funds
Index funds	—	3,270,876	—	3,270,876
Balanced funds	—	26,798,014	—	26,798,014
Growth funds	—	17,227,640	—	17,227,640
Fixed Income	—	3,540,069	—	3,540,069
Other funds	—	6,422,894	—	6,422,894

Total mutual funds	—	57,259,493	—	57,259,493

Total investments, at fair value	$3,077,689	$57,259,493	$—	$60,337,182

	Assets at Fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
HMEC Common Stock	$5,051,340	$—	$—	$5,051,340

Mutual funds
Index funds	—	3,840,043	—	3,840,043
Balanced funds	—	28,745,219	—	28,745,219
Growth funds	—	19,956,801	—	19,956,801
Fixed Income	—	2,672,036	—	2,672,036
Other funds	—	7,990,769	—	7,990,769

Total mutual funds	—	63,204,868	—	63,204,868

Total investments, at fair value	$5,051,340	$63,204,868	$—	$68,256,208

(Continued)

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

(5)	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated November 8, 2011, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. During December 2010, the Plan was amended to comply with the provisions of the Heroes Earnings Assistance and Relief Act (HEART Act) that covers employees who are on active military duty. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

(6)	Related Party Transactions

Investment options available to Plan participants include investments in the common stock of the Plan sponsor’s parent, HMEC, and investments in annuity contracts guaranteed by HMLIC, a subsidiary of HMEC.

The Parent provides staffing, building space, and supplies at no cost to the Plan.

(Continued)

Supplemental Schedule

Horace Mann Service Corporation

Horace Mann Supplemental Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

EIN: 37-0972590

Plan: 004

Number of Shares or Units	Description of Asset	Current Value
	HMLIC 401(k) Separate Account:
277,307	Wilshire VIT Equity Fund-HM Shares	$6,372,016
209,686	Wilshire VIT Balanced Fund-HM Shares	5,030,346
102,566	Fidelity VIP Mid Cap Portfolio	4,618,385
360,307	Wilshire VIT Variable Ins Tr 2035 Moderate Fund	3,573,850
250,219	Wilshire VIT Small Cap Growth Fund- HM Shares	3,569,876
58,690	T. Rowe Price Small Cap Value Fund	3,547,066
144,547	Wilshire VIT Income Fund-HM Shares	3,540,069
255,843	Wilshire 5000 Index Portfolio	3,270,876
79,115	Fidelity VIP Growth Portfolio	3,213,888
50,653	T. Rowe Price Small Cap Stock Fund	2,783,530
60,834	Wilshire Large Company Growth Portfolio	2,488,681
103,882	Fidelity VIP Overseas Portfolio	2,280,342
176,202	Wilshire VIT International Equity Fund- HM Shares	2,249,859
194,648	Wilshire VIT Variable Ins Tr 2025 Moderate Fund	2,091,964
109,676	Wilshire VIT Socially Responsible Fund- HM Shares	1,892,693
159,927	Wilshire VIT Variable Ins Tr 2015 Moderate Fund	1,822,076
38,564	Wells Fargo Advantage Opportunity Fund	1,624,598
100,554	Davis Value Portfolio	1,372,894
50,189	Putnam VT Multi-Cap Growth Fund	969,441
61,020	J.P. Morgan Insurance Trust Diversified Equity Portfolio	947,043

	Total funds	57,259,493

N/A	HMLIC Fixed Account*	48,445,733

224,485	Horace Mann Educators Corporation Common Stock*	3,077,689

	Participants Loans (480 loans, interest rates ranging from 4.25% to 9.25%, maturing January 15, 2012 to October 31, 2026)	2,139,119

		$110,922,034

*	Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension Plan Committee of the Horace Mann Supplemental Retirement and Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date 28 June 2012	HORACE MANN SUPPLEMENTAL RETIREMENT AND SAVINGS PLAN

/s/ Bret A. Conklin
Bret A. Conklin Senior Vice President and Controller